                                                                      EXHIBIT 16

                      INCORPORATED BY REFERENCE DOCUMENTS

                       FORM 8-K DATED DECEMBER 19, 1996



ITEM 2. ACQUISITION OR DISPOSITION OF ASSETS

  On December 19, 1996, Offshore Logistics, Inc. ("OLOG") acquired 49% of the common stock and a significant economic interest in Bristow Aviation Holdings Limited ("Bristow"). Bristow is incorporated in England and holds all of the outstanding shares in Bristow Helicopter Group Limited ("BHGL").

  Bristow was organized with three different classes of ordinary shares (common stock) having disproportionate voting rights. Caledonia Investments plc and its subsidiary, Caledonia Industrial & Services Limited, (collectively, "Caledonia"), OLOG and Mr. Andreas K.L. Ugland of Oslo, Norway (the "E.U. Investor"), a business affiliate of Bristow in a Norwegian helicopter services company, own 49%, 49% and 2% respectively, of Bristow's total outstanding ordinary shares, representing 37.5%, 37.5% and 25%, respectively, of the total voting rights.

  OLOG, Caledonia, the EU Investor and Bristow entered into a shareholders' agreement respecting, among other things, the composition of the board of directors of Bristow. Under such agreement, Caledonia has the right to appoint three directors, OLOG has the right to appoint two directors, the EU Investor is appointed a director and the seventh director is appointed from Bristow's management. On all matters coming before Bristow's board, Caledonia's appointees has a total of five votes and the four other directors have one vote each.

  These ownership and voting arrangements allow Bristow to satisfy The British Civil Aviation Authority (the "CAA") requirements that qualified European shareholders have majority ownership and control.

  OLOG paid (Pounds)80.2 million (approximately $132 million) in cash (funded from existing OLOG cash balances and the proceeds of 6% Convertible Subordinated Notes ("Notes") due 2003 and issued on December 17, 1996), $7.5 million of the Notes issued to Caledonia and 1,374,389 shares of Common Stock issued to Caledonia and BHGL's management on December 19, 1996. In addition, OLOG acquired (Pounds)5 million principal amount of BHGL's subordinated debt for cash of approximately $8.9 million including accrued interest. Caledonia received 1,300,000 shares of the Common Stock and BHGL's management received 74,389. OLOG provided Caledonia and BHGL's management with certain customary registration rights under U.S. securities laws respecting the resale of their shares of Common Stock (including the shares underlying the Notes issued to Caledonia).


  In addition to its ownership of 49% of Bristow's outstanding ordinary shares and (Pounds)5.0 million principal amount of Bristow's subordinated debt, OLOG acquired (Pounds)91 million (approximately $150 million) principal amount of subordinated unsecured loan stock (debt) of Bristow bearing interest at an annual rate of 13.5% and payable semi-annually. Bristow has the right to defer payment of interest on such debt until January 31, 2002. Any such deferred interest would also accrue interest at an annual rate of 13.5%.


  So long as Caledonia has a significant interest in the shares of Common Stock issued to it pursuant to the Master Agreement or maintains its voting control of Bristow, Caledonia will have the right to nominate two persons to the board of directors of OLOG and to replace any such directors so nominated. Initially, Caledonia has nominated Peter N. Buckley, its Chairman, and Jonathan H. Cartwright, Caledonia's Finance Director, to the OLOG board.

  Caledonia, OLOG and the EU Investor also entered into a put/call agreement whereunder, upon giving specified prior notice, OLOG has the right to buy all the Bristow shares held by Caledonia and the EU Investor, who, in turn, each has the right to sell such shares to OLOG. Under current U.K. law, OLOG would be required to find a qualified European investor to own any Bristow shares it acquired under the put/call agreement. The agreement fixes the put/call price of the shares at (Pounds)5.1 million (including (Pounds)4.9 million for Caledonia's shares and (Pounds)0.2 million for the EU Investor's shares), plus an additional amount equal to a compound annual return of 10% should either Caledonia or the EU Investor elect to sell its shares to OLOG or 12% should OLOG elect to buy such shares. OLOG has secured the fixed price of Caledonia's Bristow shares with U.K. government securities and guarantee to Caledonia the appropriate compound annual return thereon.

  OLOG will consolidate Bristow's results for financial reporting purposes. The economic interests of Caledonia and the EU Investor in Bristow will be limited, in effect, to the fixed put/call price for their respective shares plus a compound annual return.

  Caledonia will receive management fees from Bristow for as long as Caledonia owns its Bristow shares. Such management fees will be payable semiannually in advance and will total (Pounds)500,000 for the first year, (Pounds)900,000 for each of the second and third years and (Pounds)757,000 for each of the fourth and fifth years. If OLOG exercises its right to buy Caledonia's Bristow shares within the first five years following closing, then the full amount of the management fees for the remainder of the five-year period will be payable to Caledonia in a lump sum at the time of the purchase. If Caledonia exercises its right to sell its Bristow shares to OLOG, then no management fees would be payable after completion of the sale, unless (i) OLOG fails to purchase the shares, (ii) Caledonia exercised its right to sell following a sale by OLOG of its Bristow shares or (iii) OLOG is in breach of its obligations under the shareholders' agreement. If, at the end of five years from closing, neither the right to buy nor the right to sell has been exercised, then the management fees payable for each of the following two years will equal (Pounds)500,000. The EU Investor may also receive nominal management fees from Bristow as long as he owns Bristow shares.




                         FORM 8-K DATED JULY 30, 1997

Item 5.   Other Events

          Disclosure of Certain Information With Respect to Directors and Executive Officers of the Registrant, Executive Compensation, Security Ownership of Certain Beneficial Owners and Management and Certain Relationships and Related Transactions is contained in Exhibits 99.1, 99.2, and 99.3 hereto.

Item 7.   Financial Statements and Exhibits

     (C)  Exhibits

          99.1 Directors of the Registrant

          99.2 Executive Compensation and Certain Relationships and Related Transactions

          99.3 Security Ownership of Certain Beneficial Owners and Management

                                                                    EXHIBIT 99.1

                          DIRECTORS OF THE REGISTRANT

          The following are the directors and, except for Mr. Foster, the nominees for election as directors at the 1997 Annual Meeting of Offshore Logistics, Inc. (the "Company"). Each of the following has engaged in the principal occupation indicated below for at least the past five years:

                                                                             Year First
                                                                              Elected
        Nominee             Principal Occupation and Business Experience      Director      Residence         Age
       ---------            --------------------------------------------     ----------     ---------         ---
PETER N. BUCKLEY (1)......  Chairman & Chief Executive Officer of               1997          London,         54
                            Caledonia Investments plc                                        England

JONATHAN H. CARTWRIGHT (1)  Finance Director of Caledonia Investments plc       1997          London,         43
                                                                                            England

JAMES B. CLEMENT (2)......  Chairman, President & Chief Executive               1986          Lafayette,      52
                            Officer of the Company                                           Louisiana

LOUIS F. CRANE (2)........  President of Orleans Capital Management             1987          New Orleans,    56
                             (November 1991 to Present), Director                             Louisiana
                             of Columbia Universal Corp. (1984 to
                             Present), Chairman and Chief Executive
                             Officer of Columbia Universal Corp.
                             (April 1994 to Present).

DAVID S. FOSTER (3).......  Attorney at Law; Mediation and Arbitration          1969          Cashiers,       69
                             Services; Judge Pro Temp., City Court,                           North Carolina
                             Lafayette, Louisiana (January 1992 to March
                             1993); Judge Pro Temp. 15th Judicial
                             District Court, State of Louisiana (April
                             1987 to December 1987).

DAVID M. JOHNSON..........  Private Investor. Executive Vice President of       1983          Houston,        59
                             Weatherford International, Inc. (December 1991                   Texas
                             to January 1994); Chairman of the Board of
                             Petroleum Equipment Tools Co. (March 1967
                             to November 1991).

KENNETH M. JONES..........  Oil and Gas Investments.                            1969          Flat Rock,      64
                                                                                              North Carolina

HARRY C. SAGER............  Retired.  Executive Vice President of Conoco, Inc.  1993          Houston,        67
                             (1989 - 1992).                                                   Texas

GEORGE M. SMALL...........  Vice President, Chief Financial Officer, Secretary  1986          Lafayette,      52
                             and Treasurer of the Company.                                    Louisiana

HOWARD WOLF...............  Attorney at Law.  Chairman of the Board of          1986          Houston,        62
                             Directors of the Company (September 1986                         Texas
                             to June 30, 1995).  Partner, Fulbright & Jaworski

______________________
(1) Peter N. Buckley and Jonathan H. Cartwright, directors and executive officers of Caledonia Industrial & Services Limited ("CIS"); were designated by CIS and elected to the Board of Directors of the Company in February 1997 pursuant to a Master Agreement dated December 12, 1996 among the Company, CIS and certain other persons in connection with the Company's acquisition of 49% and other substantial interests in Bristow Aviation Holdings Limited. The Master Agreement provides that so long as CIS owns
     (1) at least 1,000,000 shares of Common Stock of the Company or (2) at least 49% of the total outstanding ordinary shares of Bristow Aviation Holdings Limited, CIS will have the right to designate two persons for nomination to the Company's Board of Directors and to replace any directors so nominated.

(2) Mr. Clement is a director of Pride International, Inc. Mr. Crane is a director of Columbia Universal Corporation and Coho Energy, Inc.

(3)  Mr. Foster is retiring as a director at the Company's 1997 Annual Meeting.

                                                                    EXHIBIT 99.2

               EXECUTIVE COMPENSATION AND CERTAIN RELATIONSHIPS
                           AND RELATED TRANSACTIONS

     The following table sets forth the aggregate cash and noncash compensation paid by the Company and its subsidiaries for services rendered during the last three fiscal years to the Chief Executive Officer of the Company and each of the other four highest paid persons who were executive officers of the Company and whose total annual salary and bonus from the Company and its subsidiaries for the last completed fiscal year exceeded $100,000 (in 1997 the Company changed to a fiscal year ended March 31 from a year ended June 30; therefore, the amounts for fiscal 1997 represent nine months activity):

                           SUMMARY COMPENSATION TABLE

                                            Annual Compensation                                  Long Term Compensation Awards (3)
                                      -------------------------------                       ----------------------------------------
                                                                                                          Securities
                                        Fiscal                              Other Annual    Restricted    Underlying      All Other
                                         Year                   Bonus       Compensation      Stock       Options/      Compensation
     Name & Principal Position          Ended    Salary ($)    ($)(1)          ($)(2)        Award(s)      SARs(#)         ($)(4)
     -------------------------         ------    ---------     ------       ------------    ----------    ----------    ------------
James B. Clement....................    1997    $176,438     $35,000            $ 0         $     0         35,000        $ 9,062
   Chairman, President and              1996    $223,958     $25,195            $ 0         $     0         20,000        $11,744
   Chief Executive Officer              1995    $215,000     $51,278            $ 0         $40,635              0        $11,475

George M. Small.....................    1997    $112,500     $10,000            $ 0         $     0         20,000        $ 7,198
   Vice President, Chief Financial      1996    $142,833     $10,713            $ 0         $     0         20,000        $ 9,382
    Officer, Secretary & Treasurer      1995    $137,000     $36,305            $ 0         $     0         20,000        $ 9,207

Ralph B. Murphy.....................    1997    $ 90,000     $    --            $ 0         $     0         10,000        $ 2,700
     Vice President,                    1996    $120,000     $ 6,000            $ 0         $     0          5,000        $ 3,600
     Corporate Sales                    1995    $120,000     $31,800            $ 0         $     0         10,000        $ 3,600

Hans J. Albert......................    1997    $ 93,750     $25,000            $ 0         $     0         15,000        $ 2,812
     Vice President, International      1996    $113,833     $27,035            $ 0         $     0         15,000        $ 3,415
     Aviation Services                  1995    $108,000     $28,620            $ 0         $     0         15,000        $ 3,240

Gene Graves.........................    1997    $109,250     $ 8,000            $ 0         $     0         20,000        $ 3,278
     Vice President,                    1996    $135,833     $ 6,792            $ 0         $     0         15,000        $ 4,075
     Domestic Aviation Services         1995    $130,000     $34,450            $ 0         $     0         15,000        $ 3,900

_____________________
(1) Cash bonuses are listed in the fiscal year earned, but were paid partially or entirely in the following fiscal year. Under the terms of the 1994 Long-Term Management Incentive Plan (the "1994 Plan"), certain participants may elect to receive all or a portion of their awarded bonus in the form of restricted stock. These amounts (including the 20% additional awards in restricted stock provided as a deferral incentive) are reflected in the "Restricted Stock Award(s)" column, although the restricted stock awards were not made until the following year.

(2) The stated amounts exclude perquisites and other personal benefits because the aggregate amounts paid to or for any executive officer as determined in accordance with the rules of the Securities and Exchange Commission relating to executive compensation did not exceed the lesser of $50,000 or 10% of salary and bonus for fiscal 1997, 1996, and 1995.

(3) The "Restricted Stock Award(s)" column reflects the value, as of the date of grant, of the restricted stock received by the named individuals. Mr. Clement received 3,010 shares of restricted stock in lieu of $34,185 in cash for fiscal 1995. Dividend income, if any, will be paid on the restricted stock at the same rate as paid to all stockholders. With respect to fiscal 1995, restrictions will lapse 30 months from the date the restricted stock was awarded. The number of shares of restricted stock received in lieu of cash was determined by multiplying the amount of the foregone cash bonus by 1.2 (as a deferral incentive) and dividing that product by the average market price of the Company's Common Stock for the month of June 1994 ($13.63). At the end of the 1997 fiscal year, Mr. Clement, Mr. Small, Mr. Graves and Mr. Albert, respectively, had an aggregate of 8,008, 2,123, 1,612 and 1,004 shares of restricted stock, having an aggregate value on that date of $128,128; $33,968; $25,792; and $16,064. The Company awarded no restricted stock to these individuals for the 1997 fiscal year. During the 1997, 1996, and 1995 fiscal years, the Company maintained no long term incentive plan, as defined in applicable Securities and Exchange Commission rules. All options granted to the named executive officers in fiscal 1997 and 1996 were awarded pursuant to the 1994 Plan, and all options granted to the named executive officers in 1995 were awarded pursuant to the Offshore Logistics, Inc. 1989 Incentive Plan (the "1989 Plan"). The options granted under the 1989 Plan have a ten-year term, have an exercise price equal to the fair market value (as defined in the 1989 Plan) of the Company's Common Stock on the grant date, and include tandem grants of SARs, which permit the options to be surrendered in exchange for shares of stock, or a combination of cash and stock representing the difference between the option exercise price and the fair market value of the shares on the date of exercise. Under the 1989 Plan, if an employee resigns following a reduction in his authority or duties or is terminated other than for cause within one year preceding or three years following a change in control of the Company (as defined in the 1989 Plan), all outstanding options and SARs are immediately exercisable upon his resignation or termination. See footnote (1) on page 7 for a summary of certain of the terms of the options granted under the 1994 Plan. All of the options granted to the named executives became exercisable one year after the grant date.

(4) The stated amounts consist of the Company's matching contributions made pursuant to the Company's Employee Savings and Retirement Plan (the "401(k) Plan"), all of which are 100% vested, and the cost to the Company for premiums on Company-owned life insurance policies that the Company maintains for certain key employees, including Messrs. Clement, Small, Graves and Albert. All amounts stated for Messrs. Graves, Murphy and Albert are comprised exclusively of the Company's matching contributions pursuant to the 401(k) Plan. During the fiscal year ended 1997, the expense to the Company for the life insurance premiums was $3,769 and $3,823 for Messrs. Clement and Small, respectively, and the Company's matching contribution to the 401(k) Plan was $5,293 and $3,375 for Messrs. Clement and Small, respectively.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The following table shows, as to the named executive officers, information about option/SAR grants during the 1997 fiscal year:




                        Individual Grants
------------------------------------------------------------------------------
                                                                                 Potential Realizable
                                                                                   Value at Assumed
                         Number of         % of Total                            Annual Rates of Stock
                         Securities       Options/SARs                          Price Appreciation for
                         Underlying        Granted to    Exercise                   Option Term (2)
                        Options/SARs      Employees in    Price     Expiration  -----------------------
 Name                   Granted(#)(1)     Fiscal Year    ($/Share)     Date          5%          10%
 ----                   -------------     ------------   ---------  ----------    --------     -------
James B. Clement......        35,000          10%         $12.375     8/07/06      $272,390    $690,290
George M. Small.......        20,000           6%         $12.375     8/07/06      $155,651    $394,451
Ralph B. Murphy.......        10,000           3%         $12.375     8/07/06      $ 77,826    $197,226
Hans J. Albert........        15,000           4%         $12.375     8/07/06      $116,739    $295,838
Gene Graves...........        20,000           6%         $12.375     8/07/06      $155,651    $394,451

______________________________
(1) These awards were made pursuant to the 1994 Plan, have a ten-year term, have an exercise price equal to the fair market value (as defined in the 1994 Plan) of the Common Stock on the grant date, and include the right of the Company to purchase all or any part of the shares of Common Stock issuable upon exercise of the options by paying to the optionee an amount, in cash or Common Stock, equal to the excess of the fair market value of the Company's Common Stock on the effective date of such purchase over the exercise price per share. Options granted under the 1994 Plan may be exercised for cash and may also be paid for by delivering to the Company unrestricted Common Stock already owned by the optionee or by the Company withholding shares otherwise issuable upon exercise of the options (or a combination thereof), as well as in such other manner as may be authorized by the committee administering the 1994 Plan (the "Committee"). Options under the 1994 Plan also grant the optionee the right, if the optionee makes payment of the exercise price by delivering shares of Common Stock held by the optionee, to purchase the number of shares of Common Stock delivered by the optionee in payment of the exercise price (a "Replacement Option"). Replacement Options are exercisable at a price equal to the fair market value of the Common Stock of the Company as of the date of the grant of the Replacement Option. The options granted under the 1994 Plan also provide for certain "cashout" rights following a Change In Control (as defined in the 1994 Plan). The options granted under the 1994 Plan also provide that, subject to certain conditions, the Committee may permit the optionee to pay all or a portion of any taxes due with respect to exercise of the options (a) by electing to have the Company withhold shares of Common Stock due to the optionee upon exercise of the option or (b) by delivering to the Company previously owned shares of Common Stock.

(2) The dollar amounts shown in these two columns have been derived by multiplying the exercise price by the annual appreciation rate shown (compounded for the term of the options), by multiplying this product by the number of shares covered by the options, and then subtracting the aggregate exercise price of the options. The dollar amounts set forth under this heading have not been discounted to present value. Further, the dollar amounts are the result of calculations at the 5% and 10% rates set by the Securities and Exchange Commission and therefore are not intended to forecast possible future appreciation, if any, of the price of the Common Stock of the Company.

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                       FISCAL YEAR END OPTION/SAR VALUES

     The following table shows, as to the named executive officers, the aggregate option exercises during fiscal year 1997 and the values of unexercised options as of March 31, 1997:


                                                    Number of Securities          Value of Unexercised
                                                   Underlying Unexercised             In-the-Money
                                                  Options/SARs at FY-End(#)   Options/SARs at FY-End($)(1)
                    Shares Acquired     Value     -------------------------   ----------------------------
       Name          on Exercise(#)   Realized($) Exercisable/Unexercisable     Exercisable/Unexercisable
       ----         ---------------   ----------- -------------------------   ----------------------------
James B. Clement..      20,000         $280,000           310,000                      $2,648,125
                                                           35,000                      $  126,875

George M. Small...      12,500         $199,900           138,000                      $  757,875
                                                           20,000                      $   72,500

Ralph B. Murphy...           0         $      0            80,000                      $  468,750
                                                           10,000                      $   36,250

Hans J. Albert....       7,500         $ 67,500            55,500                      $  188,813
                                                           15,000                      $   54,375

Gene Graves.......           0         $      0            55,000                      $  178,125
                                                           20,000                      $   72,500

_____________________
(1) The dollar amounts shown in this column represent the aggregate excess of the market value of the shares underlying the unexercised in-the-money options as of March 31, 1997, over the aggregate exercise price of the options.


              EMPLOYMENT CONTRACTS AND TERMINATION, SEVERANCE AND
                         CHANGE-OF-CONTROL ARRANGEMENTS

     In February 1989, the Company entered into severance agreements with Messrs. Clement and Small to facilitate continuity of management in the event of any actual or threatened change of control of the Company. The agreements take effect in the event of a change of control (as defined in the agreements) of the Company and have a term of three years following the change of control. The agreements provide that if the executive's employment is terminated other than for cause or if the executive resigns following a reduction in his duties, compensation, or benefits, the executive is entitled to a lump sum payment equal to the product of his aggregate annual compensation times a fraction, the numerator of which is the number of months remaining under the severance agreement and the denominator of which is twelve. Based on compensation as of the end of fiscal 1997, the maximum total amount payable under these agreements is approximately $1,175,000.

     In addition, under the terms of the 1989 Plan, if within the one-year period preceding or the three-year period following a change in control of the Company (as defined in the 1989 Plan), a participant's employment is involuntarily terminated other than for cause, or he resigns following a diminution in the nature or scope of his authorities or duties, all outstanding options and SARs held by the executive become immediately exercisable.

     Under the terms of the 1994 Plan, if a change in control (as defined in the 1994 Plan) occurs, all outstanding options and SARs held by the employee participant become immediately exercisable; the restrictions and deferral limitations (if any) applicable to any then outstanding shares of Restricted Stock, Deferred Stock or other stock based awards made pursuant to the 1994 Plan (if any) become free of all restrictions, fully vested and transferable to the full extent of the award. Also, under the 1994 Plan, for a sixty-day period following a change in control (as defined in the 1994 Plan), unless the Committee that administers the Plan determines otherwise at the time of the award, the participant has the right to elect to surrender to the Company all or part of the stock options in exchange for a cash payment equal to the spread between the change in control price (as defined in the 1994 Plan) and the option exercise price.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Howard Wolf, Director of the Company and member of the Compensation Committee, is a partner of the law firm of Fulbright & Jaworski, which the Company retains from time to time to provide legal services.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The Compensation Committee is comprised exclusively of nonemployee directors and is responsible for formulating and making recommendations to the Board of Directors with regard to:

     - the Company's executive compensation policies and programs, and

     - specific salary and incentive awards to executive officers.

COMPENSATION POLICY

     In designing and implementing its executive compensation program, the Company follows a long-standing philosophy that management pay should be directly and substantially tied to the achievement by the Company of its performance objectives. A corollary principle guiding the Company's compensation programs is that stock-based compensation should be an integral part of the program to align management incentives with share price. The

Company also operates under the principle that short-term and long-term elements of compensation should be balanced. Finally, the Company believes that, to excel, it must continue to attract and retain highly talented and motivated employees at all levels, especially the senior executives.

     Accordingly, the Company's overall compensation policy is to provide a competitive compensation package designed to attract, motivate and retain key executive officers and to tie executive pay to overall Company performance and return to stockholders. The Company's executive compensation program consists of base salary, annual incentives and long-term incentives. Executive officers also participate in a 401(k) plan, a medical plan and other benefit plans available to employees generally.

     The compensation packages provided to the Chief Executive Officer and the other executive officers for the 1997 fiscal year were based in part on the recommendations of the outside consulting firm hired by the Company in 1993. The consulting firm met with Company management to discuss the strategic direction of the Company and the Company's objectives for its executive compensation programs. The consulting firm prepared a study based on several published executive compensation surveys conducted at different times that reviewed the compensation of executives at companies with revenues similar to those of the Company (hereafter, the "Compensation Study"). The group of companies reflected in the Compensation Study includes some of the peer companies set forth in the Stock Performance Graph on page 11 of this Proxy Statement.

1.   Base Salary

     The Committee reviews base salaries annually. Individual performance reviews are generally conducted once a year and are used in conjunction with the Company's comparison of salaries paid by its most direct competitors, the Compensation Study and an analysis of expected economic conditions in the oil and gas service industry to determine whether an employee's base salary will be modified. Salary increases in the 1997 fiscal year were based on individual performance and the Company's achievement of its profit goals, as well as salaries paid by Company competitors (including the companies in the Compensation Study). In each of the last several years, the Chief Executive Officer initially has recommended to the Committee salary levels for the upcoming year for all Company officers other than himself. The Committee has reviewed the Chief Executive Officer's recommendations and industry comparisons and made its salary recommendations to the full Board. The Board approved all of the Committee's recommended salary levels for the 1997 fiscal year.

     The Company believes that the salaries of the executives named in the Summary Compensation Table for the 1997 fiscal year were at or near the median of the peer group considered by the Committee to constitute the Company's most direct competitors for executive talent. The Compensation Committee believes that not all of the companies in a peer group established to compare stockholder returns are necessarily representative of the companies competing with the Company for executive talent. Thus, the peer group used by the Company to compare compensation is a sub-group of the companies included in the peer group index in the Stock Performance Graph on page 11 of this Proxy Statement.

2.   Annual Incentives

     Cash bonuses provide an annual incentive to the Company's executives. For the 1997 fiscal year, bonus amounts to executives will be determined according to the terms of the Annual Incentive Plan approved by the stockholders in 1994. This element of the compensation program is designed to link executive pay to objective measures of the performance of the Company. The Company performance measures established by the Committee to determine bonus levels for the 1997 fiscal year were return on revenues, return on equity, earnings per share growth and revenue, each weighted equally at 25%. Threshold, target and maximum levels of Company performance were established for each performance measure, based on historical results, budgets and growth goals established by the Company. The performance for fiscal 1997 will be based upon the original budget approved by the Board of Directors for the twelve months ended June 30, 1997 and is not determinable at this time.

     In accordance with the restricted stock payment alternative under the 1994 Plan, also approved by the stockholders in 1994, the executive officers may elect to receive all or any part of their bonuses in shares of Restricted Stock. The Committee believes that this application of Restricted Stock is an excellent vehicle for expanding the stock ownership of the executive officers and will further deepen the executive officers' commitment to the long-term objectives and performance of the Company and their identification with stockholder interests.

3.   Long-Term Incentives

     The Compensation Committee believes that granting stock options/stock appreciation rights is the most appropriate method of motivating and rewarding executive officers for the creation of long-term shareholder value. The Company has established a policy of awarding stock options and stock appreciation rights based upon continuing progress of the Company and on individual performance by its executives. The Committee uses only subjective and informal measures of Company and individual performance in deciding whether and, if so, how many options to award. Typically, stock options are granted annually. In August 1996, options were awarded to the executive officers, including the following grants to the executive officers named in the Summary Compensation Table: James
B. Clement - 35,000; George M. Small - 20,000; Ralph B. Murphy - 10,000; Hans J. Albert - 15,000; and Gene Graves - 20,000. All awards shown in the Summary Compensation Table were made at fair market value at the time of grant so that holders will benefit from such grants only when, and to the extent, the stock price increases after the date of grant.

COMPENSATION OF CHIEF EXECUTIVE OFFICER

     James B. Clement has been employed by the Company since 1976 and was elected President and Chief Operating Officer in 1986, Chief Executive Officer in 1987 and Chairman in 1995. The Compensation Committee seeks to align Mr. Clement's base salary and annual incentives at a reasonable level in comparison to the other companies in the Company's self-selected compensation peer group. In setting Mr. Clement's salary and bonus for the fiscal year ended 1997, the Committee reviewed the performance of both Mr. Clement and the Company in fiscal 1996, as well as the recommendations of the compensation consulting firm in its
Compensation Study.   The Committee, however, considered measures of Company
performance only in a subjective and informal manner in fixing Mr. Clement's base salary. The Committee increased Mr. Clement's base salary to $240,000 per year effective October 1, 1996.

     Under the Annual Incentive Plan, Mr. Clement's incentive opportunity for fiscal 1997 is 75% of his base salary. Performance for fiscal 1997 will be based upon the budget approved for the twelve months ended June 30, 1997 and is not determinable at this time. In accordance with the restricted stock payment alternative, Mr. Clement has elected to receive 50% of his 1997 bonus in cash.

     Provisions of the Omnibus Budget Reconciliation Act of 1993 limit deductibility of certain compensation for the Chief Executive Officer and the additional four executive officers who were highest paid and employed at year end, effective for tax years beginning on or after January 1, 1994. The policy of this Committee related to this Act is to establish and maintain a compensation program that maximizes the creation of long-term value for stockholders. Action will be taken to qualify most compensation approaches to ensure deductibility except in those limited areas where the Committee believes that stockholder interests are best served by retaining flexibility of approach.


                                    COMPENSATION COMMITTEE



                                    David M. Johnson, Chairman
                                    Kenneth M. Jones
                                    Howard Wolf

                            STOCK PERFORMANCE GRAPH

     The following performance graph compares the yearly cumulative return on the Company's Common Stock to the NASDAQ Stock Market (U.S. Companies) Index and a peer group index of companies selected by the Company, over a five fiscal year period ending on March 31, 1997. The peer group companies are Oceaneering International, Inc.; Petroleum Helicopters, Inc.; Tidewater, Inc.; Rowan Companies, Inc.; McDermott International, Inc.; and GulfMark International, Inc. The graph assumes (i) the reinvestment of dividends, if any, and (ii) the value of the investment in the Company's Common Stock and each index to have been $100 at June 30, 1992.


             COMPARISON OF CUMULATIVE STOCKHOLDER RETURN 1992-1997


                             [GRAPH APPEARS HERE]


                      Fiscal Year Ending June 30,
                   --------------------------------  March 31,
                   1992   1993   1994   1995   1996    1997
                   ----   ----   ----   ----   ----  ---------
    OLOG........    100    157    160    165    163     188

    NASDAQ......    100    126    127    170    218     224

    Peer Group..    100    144    140    142    209     247


        During the fiscal year ended March 31, 1997, each nonemployee member of the Board of Directors received $1,000 for each meeting attended, including committee meetings, and $8,000 per year, payable quarterly in arrears, except for the Secretary of the Board of Directors who receives $10,667 per year.

        The 1991 Nonqualified Stock Option Plan for Nonemployee Directors (the "1991 Plan") provides for the granting to directors who are not employees of the Company (the "Nonemployee Directors") of nonqualified options to purchase Common Stock. The 1991 Plan is administered by the Board of Directors. A total of 173,000 shares of Common Stock have been reserved for issuance at March 31, 1997, upon the exercise of options under the 1991 Plan, subject to adjustment in the event of stock splits, stock dividends and similar changes in the Company's capital stock.

        As of September 24, 1991, the date as of which the 1991 Plan was adopted by the Board of Directors, Nonemployee Directors were granted automatically options to purchase 500 shares of stock for each year of continuous service plus 2,000 shares. As of the date of the Company's Annual Meeting of Stockholders in each year that the 1991 Plan is in effect beginning with the Annual Meeting held on December 1, 1992, each Nonemployee Director who is elected or re-elected, or otherwise continues as a director of the Company following such Annual Meeting, will be granted an option to purchase 2,000 shares of Common Stock. However, no such options shall be granted to any Nonemployee Director who during the preceding 12 months missed 50% or more of the meetings of the Board of Directors and committees on which he served.

        The option price per share for each option granted under the 1991 Plan is the fair market value of the Common Stock on the date of grant. Under the 1991 Plan, options are not exercisable until six months after the date of the grant. The 1991 Plan will terminate on, and no options shall be issued after, the date of the annual meeting of stockholders in 2000, and any options outstanding on that date will remain outstanding until they have either expired or been exercised.

        In May, 1997, the Company acquired, from a third party, for $30 million four helicopters being operated in the North Sea by Bristow and, at the same time, leased these aircraft to Bristow on terms that provided for an aggregate $4.3 million in annual lease payments.

                                                                    EXHIBIT 99.3


        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

HOLDINGS OF PRINCIPAL STOCKHOLDERS

          The following table shows as of July 30, 1997, certain information with respect to beneficial ownership of the Company's Common Stock by any person known by the Company to be the beneficial owner of more than five percent of any class of voting securities of the Company:


                                                       Amount
                                                   Beneficially     Title       Percent
        Name and Address of Beneficial Owner           Owned      of Class    of Class (1)
        ------------------------------------       ------------   --------    ------------
     Barclays  Global Investors, N.A.
     Barclays Global Fund Advisors
     45 Fremont Street
     San Francisco, CA  94105..................      1,126,369(2)   Common        5.3%

      Caledonia Industrial & Services Limited
      Cayzer House, 1 Thomas More Street
      London, England  E1 9AR..................      1,628,083(3)   Common        7.7%

________________________
(1) Percentage of the Common Stock of the Company outstanding as of July 30, 1997.

(2) According to a Schedule 13G dated February 12, 1997, filed with the Securities and Exchange Commission, Barclays Global Investors, N.A. has sole voting power with respect to 1,056,869 of such shares of Common Stock, sole dispositive power with respect to 1,074,669 of such shares of Common Stock, and beneficially owns 1,074,669 of such shares of Common Stock; and Barclays Global Fund Advisors has sole voting and dispositive power with respect to, and beneficially owns, 51,700 of such shares of Common Stock.

(3) According to a Schedule 13D dated April 22, 1997, filed by (i) Caledonia Industrial & Services Limited ("CIS") as the direct beneficial owner of such shares of Common Stock, (ii) by virtue of its direct holding of all of the outstanding stock of CIS, by Caledonia Investments plc ("Caledonia"), and (iii) by virtue of their respective direct holdings of the securities of Caledonia and their consequent indirect holdings of the stock of CIS, by The Cayzer Trust Company Ltd. and Sterling Industries PLC, the foregoing shares of Common Stock include 328,083 shares of Common Stock that may be acquired upon conversion of $7,500,000 of the Company's Convertible Subordinated Notes due 2003 at an assumed conversion price of $22.86 per share.

HOLDINGS OF DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

     The following table shows as of July 30, 1997, certain information with respect to beneficial ownership of the Company's Common Stock by (i) each director or nominee, (ii) each of the executive officers named in the Summary Compensation Table contained in Exhibit 99.2, and (iii) all of the Company's directors and executive officers as a group:


                                                 Amount
                                              Beneficially      Title         Percent
          Name of Beneficial Owner              Owned (1)      of Class     of Class (2)
          ------------------------            ------------     --------     ------------
      Hans J. Albert........................        57,332      Common           *
      Peter N. Buckley......................     1,628,083(3)   Common         7.7%
      Jonathan H. Cartwright................     1,628,083(3)   Common         7.7%
      James B. Clement......................       239,317      Common         1.1%
      Louis F. Crane........................        17,000      Common           *
      David S. Foster.......................         5,200      Common           *
      Gene Graves...........................        76,745      Common           *
      David M. Johnson......................        19,000      Common           *
      Kenneth M. Jones......................        23,500      Common           *
      Ralph B. Murphy.......................        92,334      Common           *
      Harry C. Sager........................         8,000      Common           *
      George M. Small.......................       144,524      Common           *
      Howard Wolf...........................        44,990      Common           *
      All Directors and Executive Officers
       as a Group (15 persons)(3)(4)........     2,442,637      Common        11.5%

___________________
*Less than 1%.

(1) Based on information as of July 30, 1997, supplied by directors and executive officers. Unless otherwise indicated, all shares are held by the named individuals with sole voting and investment power. Stock ownership described in the table includes for each of the following directors or executive officers options to purchase within 60 days after July 30, 1997, the number of shares of Common

     Stock indicated after such director's or executive officer's name: Hans J. Albert - 53,000 shares; James B. Clement- 225,000 shares; Louis F. Crane - 8,000 shares; David S. Foster - 2,000 shares; Gene Graves - 75,000 shares; David M. Johnson - 16,000 shares; Kenneth M. Jones - 21,000 shares; Ralph
     B. Murphy - 90,000 shares; Harry C. Sager - 6,000 shares; George M. Small - 138,000 shares; and Howard Wolf -14,500 shares, and the following number of shares of Common Stock which were vested at the fiscal year ended March 31, 1997, under the Company's Employee Savings and Retirement Plan (the "401(k) Plan"), based on the 401(k) Plan statement dated March 31, 1997; Hans J. Albert -3,328 shares; James B. Clement - 6,309 shares; Gene Graves - 133 shares; Ralph B. Murphy- 2,334 shares; and George M. Small - 4,401 shares. Shares held in the 401(k) Plan are voted by the trustee.

(2) Percentage of the Common Stock of the Company outstanding as of July 30, 1997.

(3) Because of the relationship of Messrs. Buckley and Cartwright to CIS, Messrs. Buckley and Cartwright may be deemed indirect beneficial owners of the securities of the Company owned by CIS. (See "Holdings of Principal Stockholders.") Pursuant to Rule 16a-1(a)(3), both Mr. Buckley and Mr. Cartwright are reporting indirect beneficial ownership of the entire amount of securities of the Company owned by CIS. Messrs. Buckley and Cartwright disclaim beneficial ownership of the securities owned by CIS.

(4) Including 732,500 shares which may be acquired within 60 days of July 30, 1997, upon exercise of options, and 328,083 shares which may be acquired within 60 days of July 30, 1997, upon conversion of the Company's Convertible Subordinated Notes due 2003 at an assumed conversion price of $22.86 per share.